UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Critical Path Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

John A. Otoshi

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852-2522-7886)

February 19, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 21,443,633 (1) (including shares disclaimed, see 11 below)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 21,443,633 (1) (including shares disclaimed, see 11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

21,443,633 (1), of which Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of 9,670,707 shares beneficially owned by Hutchison Whampoa Limited and Cenwell Limited.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 36.3% (2)
14.	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CAMPINA ENTERPRISES LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 11,772,926 (3)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 11,772,926 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,926 (3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (2)
14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person HUTCHISON WHAMPOA LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 9,670,707 (4)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 9,670,707 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,670,707 (4)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14.	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CENWELL LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 9,670,707 (4)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 9,670,707 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,670,707 (4)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14.	Type of Reporting Person CO

(1)	Of these 21,443,633 shares, 11,815,882 shares are issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), of Critical Path Inc., a California corporation (the “Company”) (including accretion of dividends as of February 25, 2008), 7,859,911 shares are issuable upon conversion of 6,503,333 shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), of the Company (including accretion of dividends as of February 25, 2008), and 1,767,840 shares are issuable upon conversion of 176,784 shares of Series F Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series F Preferred Stock”), issuable upon exercise of Series F Warrants (including accretion of dividends as of February 25, 2008). The exercise price of Series F Warrants is $14 per share of Series F Preferred Stock.

(2)	Applicable percentage ownership of the class referred to herein as Common Stock is based on 59,131,930 shares of common stock, par value $0.001 per share (the “Common Stock”), representing 37,688,297 shares of Common Stock issued and outstanding as of February 25, 2008, plus 11,815,882 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein, 7,859,911 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein, and 1,767,840 shares of Common Stock issuable upon conversion of shares of Series F Preferred Stock.

(3)	Of these 11,772,926 shares, 5,907,941 shares are issuable upon conversion of 436,363 shares of Series D Preferred Stock (including accretion of dividends as of February 25, 2008), 4,097,145 shares are issuable upon conversion of 3,390,000 shares of Series E Preferred Stock (including accretion of dividends as of February 25, 2008), and 1,767,840 shares are issuable upon conversion of 176,784 shares of Series F Preferred Stock (including accretion of dividends as of February 25, 2008).

(4)	Of these 9,670,707 shares, 5,907,941 shares are issuable upon conversion of 436,364 shares of Series D Preferred Stock (including accretion of dividends as of February 25, 2008) and 3,762,766 shares are issuable upon conversion of 3,113,333 shares of Series E Preferred Stock (including accretion of dividends as of February 25, 2008).

Item 1.	Security and Issuer.

This Amendment No. 8 amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed with the Securities and Exchange Commission (the “SEC”) by Cheung Kong (Holdings) Limited (“Cheung Kong”) on December 22, 2001 with respect to the common stock of the Company, as subsequently amended and restated in its entirety by Amendment 1 thereto filed by Cheung Kong on December 1, 2003, and amended by Amendments 2, 3, 4, 5, 6 and 7 thereto filed by Cheung Kong on July 14, 2004, October 4, 2004, January 3, 2005, December 20, 2006, October 18, 2007 and December 11, 2007 respectively (together, the “Prior 13D Filings”). The address of the principal executive office of the Company is Two Harrison Street, 2nd Floor, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Prior 13D Filings.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

On February 19, 2008, Critical Path, Inc. (the “Company”) entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) with CP Holdco, LLC (“Parent”) and CP Merger Co., a wholly owned subsidiary of Parent (“Merger Sub”), which amends the Agreement and Plan of Merger, dated as of December 5, 2007, by and among the Company, Parent and Merger Sub (as amended the “Merger Agreement”). Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation.

Among other things, the Amendment provides that holders of the Company’s common stock whose shares are being cancelled in connection with the Merger (other than Parent and shareholders entitled to and who properly exercise dissenters’ rights under California law) will receive (i) $0.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications) (the “Cash Merger Consideration”) and (ii) a contingent right (the “Contingent Litigation Recovery Right”) to receive a pro rata amount of any net recovery, as calculated pursuant to the terms of the Amendment, received by the Company with respect to an action pending in the United States District Court for the Western District of Washington captioned Vanessa Simmonds v. Bank of America Corporation and J.P. Morgan Chase & Co. (the “Simmonds Claim”) in which the plaintiff alleges, among other things, violations of Section 16(b) of the Securities Exchange Act of 1934, as amended, by the underwriters in the Company’s March 1999 initial public offering and seeks to compel the underwriters to disgorge any profits they may have realized in violation of Section 16(b). As the statutory beneficiary, the Company is named as a nominal defendant.

Pursuant to the Amendment, holders of options and warrants exercisable for shares of the Company’s common stock with exercise prices at or below the Cash Merger Consideration will receive, for each share of common stock issuable upon the exercise of such options or warrants, the Cash Merger Consideration and the Contingent Litigation Recovery Right.

Pursuant to the Amendment, holders of fractional shares of the Company’s Series E Redeemable Convertible Preferred Stock (the “Series E Preferred Stock”) resulting from the 70,000-to-1 reverse stock split of the Series E Preferred Stock to be effected immediately following the effective time of the Merger will receive, on an as if converted to common stock basis, $0.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassification of the Company’s common stock) and the Contingent Litigation Recovery Right.

The Amendment provides that the Company has the right and authority, but not the obligation, to manage, pursue, prosecute, settle, compromise or dismiss the Simmonds Claims or any other related claims, actions or proceedings in such manner as it deems necessary or appropriate in its sole, absolute and unfettered discretion. The Amendment also provides that the Contingent Litigation Recovery Right is not evidenced by any certificate, is not transferable or assignable except by operation of law or by will or intestate succession and does not entitle its holder to any right as holders of common stock or any other equity interest in the Company, including, without limitation, any voting rights or rights to receive dividends, distributions or any other payments.

In addition, the Amendment provides that each of the material amendments to the Company’s existing articles of incorporation contemplated by the proposed second amended and restated articles will be voted on by the Company’s shareholders as separate matters. In addition, the shareholders will vote on a matter to adopt the second amended and restated articles of incorporation as a whole. Each of the matters relating to the second amended and restated articles of incorporation is conditioned upon the approval of the others.

The Amendment was approved by the Company’s board of directors (the “Board”) following the unanimous recommendation of a special committee of the Board composed entirely of disinterested directors.

A copy of the Amendment is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1:	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 19, 2008, by and among the Company, Parent and Merger Sub.(1)

(1)	Incorporated by reference into this Statement on Schedule 13D from the Current Report on Form 8-K of Critical Path Inc., filed with the SEC on February 22, 2008.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2008

CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director

CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director

HUTCHISON WHAMPOA LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Authorized Signatory

CENWELL LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Authorized Signatory